July 30, 2025

Christopher Sorrells
Chief Executive Officer
Spring Valley Acquisition Corp. III
2100 McKinney Ave., Suite 1675
Dallas, TX 75201

        Re: Spring Valley Acquisition Corp. III
            Draft Registration Statement on Form S-1
            Submitted July 3, 2025
            CIK No. 0002074850
Dear Christopher Sorrells:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. You state that your efforts to identify a prospective initial business combination target will not be limited to a particular industry or sector. If true, please also state, as you do on page 2, that you plan to identify, acquire, and operate a business in the natural resources and decarbonization industries or otherwise advise.
2. You state that you cannot guarantee that your securities will be approved for listing on
       Nasdaq. Please clarify if this offering is contingent on Nasdaq listing.
3. Please state the amount of compensation received or to be received for each sponsor, sponsor affiliate, and promoter as you do on page 14 and provide a cross reference to the related disclosure. See to Item 1602(a)(3) of Regulation S-K.
 July 30, 2025
Page 2

Proposed Business, page 2

4.     You state that your management team has also formed and co-sponsored
Spring
       Valley Acquisition Corp. II which completed its initial public offering in October
       2022 and has extended its timeframe to consummate a business transaction. Please state the date by which Spring Valley II must consummate a business transaction, the level of redemptions Spring Valley II has experienced and state if the time frame may continue to be extended. Further, please state the current trading price and the industry in which Spring Valley II is searching for potential business combination candidates.
Business Combination Criteria, page 9

5.     Please also include disclosure that the SPAC   s ability to identify and
evaluate a target
       company may be impacted by significant competition among other SPACs in pursuing business combination transaction candidates and that significant competition
       may impact the attractiveness of the acquisition terms that the SPAC will be able to negotiate.
Initial Business Combination, page 10

6. You state that the company has up to 24 months, from the closing of this offering, to consummate a de-SPAC transaction or such later time as provided for in any
       amendment to your amended and restated memorandum and articles of association (an
          Extension Period   ) and that you may seek shareholder approval for
such
       amendments. You also state that there are no limits on the number of extensions you may seek but do not expect to extend the time frame beyond 36 months from closing of this offering. Please clarify that when shareholders vote for such extensions if there is set durations of time under each vote and whether there are any conditions to the extensions such as payments of additional funds into the trust.
Sponsor Information, page 14

7. You state that the managing member of the Sponsor is Christopher Sorrells and that no other person has a direct or indirect interest in the sponsor. Please also state that amount of interest Christopher Sorrells has in the sponsor. See Item 1603(a)(7) of
       Regulation S-K.
The Offering
Conflicts of Interest, page 38

8. You state that Christopher Sorrells, your Chairman and Chief Executive Officer, also serves as CEO of Spring Valley II which may lead to some conflicts of interest. Given your disclosure on page 75 that you rely heavily on a small group of individuals including Christopher Sorrells and Jeff Schramm please also discuss here
       that Jeff Schramm also serves as the Chief Financial Officer for the sponsor of Spring
       Valley II.
 July 30, 2025
Page 3
Risk Factors
If we are deemed to be an investment company under the Investment Company Act..., page
54

9. Please revise to confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

        Please contact Christine Torney at 202-551-3652 or Daniel Gordon at 202-551-3486
if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Chris Edwards at 202-551-
6761 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jason Simon, Esq.